

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

June 9, 2008

Mr. J.W. Stewart
President and Chief Executive Officer
BJ Services Company
4601 Westway Park Blvd.
Houston, TX 77041

> **Re:** **BJ Services Company**
> **Form 10-K for Fiscal Year Ended September 30, 2007**
> **Filed November 29, 2007**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 26, 2007**
> **Response Letter Dated May 23, 2008**
> **File No. 1-10570**

Dear Mr. Stewart:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note the references in your Form 10-K for the fiscal year ended September 30, 2007, to your operations in the Middle East and Africa. Your 10-K does not indicate specifically whether you have operations in or related to Iran, Syria or Sudan, countries located in the referenced regions that are identified as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. We note, however, that your web site indicates that you have a country office and a district/station office in Syria. Please describe for us any past, current, and anticipated operations in, or other contacts with Iran, Syria and Sudan. Your response should include descriptions of contacts through subsidiaries or through other indirect arrangements, if any. Describe in reasonable detail the nature and scope of any products, technologies, equipment, and services you have provided in each of the three countries, as well as any agreements, commercial arrangements or other contacts with the

government, or entities controlled by the government, of any of the three countries.

2.   Please discuss the materiality of any operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that state and municipal governments, universities, and other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with Iran, Syria and Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with the referenced countries.

3.   Your qualitative materiality analysis should address whether, and the extent to which, the Iranian, Syrian or Sudanese government, or persons or entities controlled by any of those governments, receive cash or act as intermediaries in connection with your operations.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: R. Carroll
       K. Calder
       L. Nicholson
       W. Friar
       C. Blye